UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 18, 2019

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 18, 2019, Yandex N.V. (the “Company”) announced Board authorization of a share repurchase program.  Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company announcing the proposed share repurchase program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: November 18, 2019	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release, dated as of November 18, 2019